UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2018

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 1-8974

Honeywell Puerto Rico Savings Plan

(Full Title of Plan)

Honeywell International Inc.

115 Tabor Road

Morris Plains, NJ 07950

(Name of Issuer of Securities Held Pursuant to the Plan and

the Address of its Principal Executive Office)

Honeywell Puerto Rico Savings Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2018	4

Notes to Financial Statements	5-12

Supplemental Schedule: *

Schedule H, Line 4(i) - Schedule of Assets (held at end of year) as of December 31, 2018	13

Signatures	14

Exhibit:

Exhibit I – Consent of Independent Registered Public Accounting Firm	15

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator of the Honeywell Puerto Rico Savings Plan

Morris Plains, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Honeywell Puerto Rico Savings Plan (the “Plan”) (formerly known as the Honeywell Puerto Rico Savings and Ownership Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

(Continued)

1

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Honeywell Puerto Rico Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2016.

/s/ Crowe LLP

New York, New York
June 28, 2019

2

Honeywell Puerto Rico Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

	2018	2017
	(dollars in thousands)
Plan interest in Honeywell Savings and Ownership Plan Master Trust, at fair value	$32,785	$35,224

Notes receivable from participants	1	1
Contributions receivable from the Company, net of forfeitures	877	-
Total receivables	878	1

Net assets available for benefits	$33,663	$35,225

3

The accompanying notes are an integral part of these financial statements.

Honeywell Puerto Rico Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2018

2018
(dollars in thousands)
Additions to net assets attributable to:
Contributions:
Participating employees	$4,003
The Company, net of forfeitures	1,121
Roll-over contributions	46
Total additions	5,170

Deductions from net assets attributable to:
Investment loss from Plan interest in Honeywell Savings and Ownership Plan Master Trust	(2,269)
Benefits paid to participants	(4,458)
Plan expenses	(5)
Total deductions	(6,732)

Net decrease in net assets during year	(1,562)

Net assets available for benefits:
Beginning of year	35,225
End of year	$33,663

4

The accompanying notes are an integral part of these financial statements.

Honeywell Puerto Rico Savings Plan

Notes to Financial Statements

1.	Description of the Plan

General

The Honeywell Puerto Rico Savings Plan (the “Plan”) is a defined contribution plan for certain employees of Honeywell International Inc. (the “Company”), ADI of Puerto Rico, Inc. and Honeywell Aerospace de Puerto Rico, Inc. (together with the Company, the “Employer”). Effective January 1, 2018, the Plan’s name was changed from Honeywell Puerto Rico Savings and Ownership Plan to Honeywell Puerto Rico Savings Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and the Puerto Rico Internal Revenue Code. The following represents a summary of key provisions of the Plan but does not purport to be complete and is qualified in its entirety by the terms of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company’s Vice President of Compensation and Benefits is the Plan Administrator and has full discretionary authority to manage and control the operation and administration of the Plan, including the power to interpret provisions of the Plan and to promulgate policies and procedures for the Plan’s administration and to delegate administration of the Plan. The Savings Plan Investment Committee has the power and authority to enter into agreements with the trustee to provide for the investment of Plan assets and to appoint investment managers to direct such trustee, as appropriate. The trustee of the Plan is Banco Popular de Puerto Rico (the “Trustee”) and the custodian of the Plan is The Northern Trust Company (the “Custodian”).

Effective April 1, 2018, the day to day administration services for the Plan moved from Voya Financial to Fidelity Investments Institutional Operations Company.

Contributions and Vesting

Participants may elect to contribute from 1 percent to 20 percent of their “base pay” as defined in the Plan during each pay period, subject to certain restrictions for “highly compensated employees”, as defined in the Plan. Contributions are permitted to be made either on a before-tax or after-tax basis, or a combination of both, and may be directed into any investment option available within the Plan. In addition to regular before-tax or after-tax contributions, eligible participants may also contribute up to $1,000 per year in catch-up contributions if they are or will attain age 50 by December 31st and are contributing at least 10 percent on a before-tax basis to the Plan, or have contributed the maximum regular before-tax contributions to the Plan of $10,000 annually.

Generally, the Employer matching contribution does not begin until the first pay period following the employee’s completion of one year of service with the Employer. Prior to April 6, 2018, the Employer matching contributions were made to the eligible participants’ accounts each pay period that employee contributions were made to the Plan. The Employer matches 37.5 percent of the first 6 percent of base pay that the participant contributes to the Plan (excluding rollover and catch-up contributions) following one year vesting service. The Employer does not match catch-up contributions. All of the Employer’s matching contributions are initially invested in the Honeywell Common Stock Fund. Vested participants may subsequently direct such matching contributions into any investment option available within the Plan.

Effective April 6, 2018, Honeywell enhanced the match formula in the Plan for eligible participants to the following:

•	For those currently at 37.5 percent of the first 6 percent of eligible pay (maximum 3 percent match), the match will increase to 43.75 percent of the first 6 percent (maximum 3.5 percent match). There is no longer a one year service requirement.
5

Honeywell Puerto Rico Savings Plan

Notes to Financial Statements - continued

Also effective April 6, 2018, employer matching contributions are made annually in a lump sum by the end of the January following the calendar year-end. Participants must be actively employed on December 15th, are disabled or are deceased to receive such match. There is no minimum service requirement to receive the annual match. Accordingly, the Statement of Net Assets Available for Benefits at December 31, 2018 and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018 both reflect $877 thousand for employer matching contributions earned in 2018 and paid by the Employer to the Plan in January 2019.

Participants have a full and immediate vested interest in the portion of their accounts contributed by them and the earnings on such contributions. A participant will become 100 percent vested in any Employer contributions upon completion of three years of vesting service or upon attainment of age 65 while an employee of the Employer or an affiliated company. In addition, a participant’s account will become 100 percent vested if the participant’s termination with the Employer or an affiliated company was due to any one of the following (i) retirement under the terms of an Employer pension plan in which the participant participates; (ii) disability (as defined under the plan provisions); (iii) death; (iv) a reduction in force or layoff (as determined by the Employer); or (v) a participant’s business unit is sold or divested. A participant will also become 100 percent vested in any Employer contributions in the event the Employer permanently discontinues contributions to or terminates the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (1) the Employer’s matching contribution, if applicable, and (2) investment earnings, and charged with an allocation of investment losses and certain administrative expenses that are not paid by the Company. The allocation is based on participants’ account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

No new loans are permitted from the Plan. Interest rates for loans outstanding at December 31, 2018 and 2017 were approximately 4.25%.

Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used in accordance with the terms of the Plan.

Distribution of Benefits

Upon termination of service with the Employer, if a participant’s vested account balance is $1,000 or less (including any rollover contributions), the entire vested amount in the participant’s account can be distributed to the participant in a single payment, without his or her consent, unless the participant affirmatively elects to have the benefit rolled over to an eligible retirement plan.

If the participant’s vested account balance exceeds $1,000 (excluding any rollover contributions), the balance in the account will remain in the Plan and shall be distributed (1) at the participant’s request, or (2) upon the participant’s death, whichever is earlier.

When a participant dies, if his or her spouse is the beneficiary, the spouse may remain in the Plan until December 31 of the calendar year following the calendar year of the participant’s death. If the value of the participant’s account is $1,000 or less, the entire amount in the participant’s account is distributed in a single payment to the participant’s beneficiary(ies) according to the terms of the Plan.

6

Honeywell Puerto Rico Savings Plan

Notes to Financial Statements - continued

Forfeitures

Forfeitures of the Employer’s contributions and earnings thereon due to terminations and withdrawals reduce contributions otherwise due from the Employer. Employer contributions made to the Plan were reduced by $30,950 for the year ended December 31, 2018, due to forfeited nonvested accounts.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

For investment and administrative purposes, the Plan’s assets are held in the Honeywell Savings and Ownership Plan Master Trust (“Master Trust”) along with the assets of the Honeywell 401(k) Plan, the Honeywell Secured Benefit Plan and the Intermec FSSP Spinoff Plan. The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions, allocated investment income / (loss) less actual Plan distributions, and Plan expenses.

Notes Receivable from Participants

Notes receivable from participants are valued at cost plus accrued unpaid interest.

Payment of Benefits

Withdrawals and distributions to participants are recorded when paid.

Expenses

Certain expenses relating to the administration of the Master Trust and managing the investment funds established thereunder are borne by certain businesses of the Employer, not by the participating Plan.

Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update 2017-06 that clarifies presentation requirements for a plan’s interest in a master trust and requires more detailed disclosures of the plan’s interest in the master trust. Under the new guidance, a plan’s interest in master trust balances and activities needs to be presented on the face of the plan’s financial statements. Balances in the statement of net assets and activities in the statement of changes in net assets should be shown net, as a single line item for each interest in a master trust. The guidance is effective for fiscal years beginning after December 15, 2018; however, early adoption is permitted. Plan management is currently evaluating the impact of this guidance on the Plan’s financial statements.

In August 2018 the FASB released ASU 2018-13 Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which alters the disclosures related to the fair value hierarchy. Under the guidance, entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, but public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements.  The guidance is effective for public entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years; however, early adoption is permitted. Plan management is currently evaluating the impact of this guidance on the Plan’s financial statements.

7

Honeywell Puerto Rico Savings Plan

Notes to Financial Statements - continued

3.	Interest in Honeywell Savings and Ownership Plan Master Trust

The Plan’s investment is held in the Master Trust, which is commingled with the assets of the Honeywell 401(k) Plan, the Honeywell Secured Benefit Plan and the Intermec FSSP Spinoff Plan. Each participating plan’s interest in the Master Trust is divided based on the participants’ investment elections. At December 31, 2018 and 2017, the Plan’s interest in the net assets of the Master Trust was 0.240% and 0.225%, respectively. The allocation of income and expenses is based upon each plan’s specific interests in the underlying plan investments, which are based upon participant-direction and Company direction of the investments.

The Master Trust is comprised of the following types of investments, at fair value, as of December 31, 2018 and 2017:

	2018	2017
	(dollars in millions)

Collective Trust Funds	$6,825	$7,926
Honeywell Common Stock	3,795	4,760
Common Stocks (Separately Managed Portfolios)	1,014	954
Fixed Income Investments (Separately Managed Portfolios)	2,016	2,021
Total Investments, at fair value	13,650	15,661

Due from (to) broker on pending trades	6	2
Net assets of the Master Trust	$13,656	$15,663

The Master Trust’s net depreciation and investment income for the year-ended December 31, 2018 is as follows:

2018
(dollars in millions)

Net depreciation in fair value of investments	$(915)
Dividend and interest income	89
Total investment income and net depreciation	$(826)

Investment Valuation and Income Recognition – Master Trust

Master Trust investments are stated at fair value. Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation/(depreciation) consists of both realized gains/(losses) on investments bought, sold and matured, as well as the change in unrealized gains/(losses) on investments held during the year.

From time to time, investment managers may use derivative financial instruments including foreign exchange forward and futures contracts. Derivative instruments are used primarily to mitigate exposure to

8

Honeywell Puerto Rico Savings Plan

Notes to Financial Statements - continued

foreign exchange rate and interest rate fluctuations as well as manage the investment composition in the portfolio. The Master Trust held no derivative instruments as of December 31, 2018 and 2017.

Determination of Fair Value

The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.

The Master Trust valuation methodologies for assets and liabilities measured at fair value are described below. The methods described as follows may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

The accounting guidance establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•          Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•          Level 2 — inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•          Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The following is a description of the valuation methodologies used for financial instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Collective Trust Funds

Collective Trusts funds are investment vehicles utilized as or within the target date funds, equity index funds, investment grade bond fund, and global REIT fund. These funds permit daily subscriptions and redemption of units. These investments are valued using net asset values (“NAV”) provided by the administrator of the underlying fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of units outstanding.

Collective Trust funds measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for Collective Trust funds are intended to permit reconciliation of the Master Trust’s total investments, at fair value presented in Note 3.

9

Honeywell Puerto Rico Savings Plan

Notes to Financial Statements - continued

Honeywell International Inc. common stock and other common stocks

Honeywell International Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape. Other common stocks are valued at the closing price reported on the principal market on which the respective securities are traded. Honeywell International Inc. common stock and other common stocks are all classified within level 1 of the valuation hierarchy.

Fixed Income Investments

Fixed income securities (other than commercial mortgage backed securities) are valued at the regular close of trading on each valuation date at the evaluated bid prices supplied by pricing vendors or brokers, if any, whose prices reflect broker/dealer supplied valuations and electronic data processing techniques. Commercial mortgage backed securities are valued using pool-specific pricing. The pool-specific pricing is provided by the pricing vendors and typically they use Interactive Data for these investments. Fixed income securities, including corporate bonds, U.S. government and federal agencies, Non U.S. government, municipal bonds, commercial paper, bank deposits, asset-backed securities and commercial mortgage backed securities are classified within Level 2 of the valuation hierarchy.

The following tables present the Master Trust’s assets measured at fair value as of December 31, 2018 and 2017, by the fair value hierarchy.

	2018
	Level 1	Level 2	Total
	(dollars in millions)
Common Stocks	$4,809	$-	$4,809
Fixed Income Investments:
Asset Backed Securities	-	336	336
Bank Deposits	-	136	136
Commercial Mortgage Backed Securities	-	6	6
Corporate Bonds	-	676	676
U.S. Government and Federal Agencies	-	191	191
Municipal Bonds	-	46	46
Non US Government	-	239	239
Commercial Paper	-	386	386
	$4,809	$2,016

Collective Trust Funds			6,825
Total Investments			$13,650
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Honeywell Puerto Rico Savings Plan

Notes to Financial Statements - continued

	2017
	Level 1	Level 2	Total
	(dollars in millions)
Common Stocks	$5,714	$-	$5,714
Fixed Income Investments:
Asset Backed Securities	-	336	336
Bank Deposits	-	69	69
Commercial Mortgage Backed Securities	-	6	6
Corporate Bonds	-	744	744
U.S. Government and Federal Agencies	-	363	363
Municipal Bonds	-	135	135
Non US Government	-	96	96
Commercial Paper	-	272	272
	$5,714	$2,021

Collective Trust Funds			7,926
Total Investments			$15,661

4.	Party-In-Interest Transactions

The Master Trust is invested in the Company’s common stock, which qualifies as a party-in-interest transaction. During the year ended December 31, 2018, the Master Trust’s investment in the Company’s common stock included purchases of approximately $150 million, sales of approximately $447 million, realized gains of approximately $251 million, unrealized losses of approximately $668 million and dividend income of approximately $87 million. The Master Trust invests in short term investment funds managed by the Custodian. These investments qualify as party-in-interest transactions.

The Company is both the plan sponsor and a party to the Master Trust, therefore the Master Trust investment and the Plan’s interest of $9.6 million in the Company’s common stock qualifies as a related party transaction, along with the dividend income of $217 thousand earned by the Plan on this investment.

On October 1, 2018, Honeywell completed the spin-off to Honeywell shareowners of its Transportation Systems business into a standalone publicly-traded company, Garrett Motion Inc. On October 29, 2018, Honeywell completed the spin-off to Honeywell shareowners of its Homes and Global Distribution business into a standalone publicly-traded company, Resideo Technologies Inc. Both spin-offs were in the form of a tax-free distribution of stock to holders of Honeywell common stock. Each spinoff stock fund in the Plan will be frozen to new contributions and will be removed from the Plan after the period ending on or after the date that is nine months following each spin date (the “Sunset Period”).

Each spinoff stock fund is set up so that a participant may sell the spinoff company units or take an in-kind distribution if the participant sees fit during the 9-month period while each spinoff stock fund is available within the Plan. If a participant does not take action to liquidate the spinoff units prior to the completion of each Sunset Period, then any assets remaining in the spinoff stock funds will be liquidated and proceeds will be transferred to the Honeywell Common Stock Fund. Once the spinoff stock funds have a zero balance, they will be removed from the Plan’s investment choices.

11

Honeywell Puerto Rico Savings Plan

Notes to Financial Statements - continued

5.	Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to certain risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

6.	Federal Income Taxes

The Plan is designed and intended to be qualified under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended (the “1994 PR Code”), and Section 1081.01(a) of the Internal Revenue Code for a New Puerto Rico, Act No. 1 of January 31, 2011, as amended from time to time (the “2011 PR Code”). The Plan has received a favorable determination letter from the Puerto Rico Treasury Department as to its qualified status under the 1994 PR Code and the 2011 PR Code. The Trust associated with the Plan is intended to be exempt from Puerto Rico income taxation. Pursuant to the provisions of Section 1165(a) of the 1994 PR Code and Section 1081.01(a) of the 2011 PR Code, pursuant to Section 1022(i)(1) of ERISA, for United States income tax purposes, the Plan’s Master Trust is to be considered as an organization as described in Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”), and exempt under Section 501(a) of the U.S. Code. Accordingly, no provision for income taxes has been made.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Treasury Department. As of December 31, 2018 and 2017, the Plan Administrator has analyzed the tax positions by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

12

Honeywell Puerto Rico Savings Plan

Schedule H, Line 4(i) – Schedule of Assets (held at end of year)

As of December 31, 2018

Employer Identification Number: 22-2640650

Plan Number: 341

(Dollars in Thousands)

Identity of Issue	Description	Current Value

*Notes receivable from participants	(Interest rate 4.25% - maturing March 9, 2035)	$1

* Party-in-interest.

13

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Honeywell Puerto Rico Savings Plan

By:	/s/Christopher Gregg
Christopher Gregg
Vice President, Compensation and Benefits

Date: June 28, 2019

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